Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 19, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10970
FT Equity Allocation ETF Model Portfolio, 4Q '23
(the “Trust”)
CIK No. 1980973 File No. 333-273433

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please confirm that appropriate disclosure will be added to the Trust’s prospectus if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

2.If the Trust will be concentrated in any of the sectors specifically mentioned in the “Portfolio Selection Process” section, please disclose and add appropriate disclosure.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any sector.

3.If the Trust invests in emerging market issuers, please add relevant disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging market issuers, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon